UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42153

TOYO Co., Ltd

Tennoz First Tower, F16

2-2-4, Higashi-Shinagawa, Shinagawa-ku

Tokyo, Japan 140-0002

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Entry into Material Definitive Agreement.

On April 22, 2026, TOYO Co., Ltd (the “Company”), a Cayman Islands exempted company, entered into a Sales Agreement (the “Sales Agreement”) with Roth Capital Partners, LLC and H.C. Wainwright & Co., LLC as agents (collectively, the “Agents”).

Pursuant to the terms of the Sales Agreement, the Company may offer and sell up to $30,000,000 of its ordinary shares of a par value of US$0.0001 each (the “Shares”) from time to time through the Agents (the “Offering”). The Agents will use their reasonable best efforts, as agents and subject to the terms of the Sales Agreement, to sell the Shares offered. Sales of the Shares, if any, may be made in sales deemed to be an “at-the-market offering” as defined in Rule 415 under the Securities Act of 1933, as amended. The Agents will be entitled to a commission from the Company of 3.0% of the gross proceeds from the sale of Shares sold under the Sales Agreement. In addition, the Company has agreed to reimburse certain expenses incurred by the Agents in connection with the Offering. The Sales Agreement contains customary representations, warranties, and agreements of the Company and the Agents, indemnification rights and obligations of the parties and termination provisions.

The Company intends to use any net proceeds from the Offering for working capital and general corporate purposes.

The Shares will be sold pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-290952), including the prospectus that forms a part thereof, and the prospectus supplement dated April 22, 2026, filed with the Securities and Exchange Commission. This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any Shares, nor shall there be any sale of Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

A copy of the opinion of Harney Westwood & Riegels relating to the legality of the Shares is filed herewith as Exhibit 5.1 to this Report on Form 6-K.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statements on Form F-3 (File No. 333-290952) and Form S-8 (File No. 333-284642)  to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Harney Westwood & Riegels
10.1	Sales Agreement, dated as of April 22, 2026, by and among the Company, Roth Capital Partners, LLC and H.C. Wainwright & Co., LLC
23.1	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYO Co., Ltd

By:	/s/ Takahiko Onozuka
Name:	Takahiko Onozuka
Title:	Director and Chief Executive Officer

Date: April 23, 2026

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